Form 10-K, Exhibit 13
period 1996-12-31
RYERSON TULL INC
filed 1997-03-31
CIK 1013595

                                                                      Exhibit 13

Eleven-Year Summary of Selected Financial Data and Operating Results

Dollars in millions, except per share and per ton data                   1996       1995       1994        1993
--------------------------------------------------------------------------------------------------------------------
Summary of Earnings
Net sales                                                          $  2,394.0   $2,450.1   $2,197.5    $1,893.3
Gross profit                                                            558.1      576.2      514.9       457.8
Operating profit                                                        120.0      148.7       98.1        56.4
Income before income taxes                                              103.5      145.4       88.3        38.1
Net income                                                               63.3       88.5       53.3        26.7
Earnings per share/(2)/                                                  1.61/(3)/  2.26        N/M         N/M

Financial Position at Year-End
Inventory--current value/(4)/                                      $    439.4   $  409.2   $  405.8    $  384.9
Working capital                                                         425.6      500.2      425.8       366.8
Property, plant and equipment                                           251.0      249.7      252.5       257.2
Total assets                                                            932.2      972.6      891.3       828.3
Long-term debt                                                          263.2       18.9       23.6        28.2
Stockholders' equity                                                    364.4      668.5      580.0       526.7

Financial Ratios
Inventory turnover--current value/(4)/                                    4.2        4.2        4.1         3.8
Operating asset turnover                                                  2.9        2.9        2.7         2.4
Operating profit on operating assets (OP/OA)                             14.3%      17.6%      12.2%        7.3%
Return on ending stockholders' equity                                    17.4       13.2        9.2         5.1

Volume and Per Ton Data
Tons shipped (000)                                                      2,514      2,347      2,327       2,078
Average selling price per ton                                      $      952   $  1,044   $    944    $    911
Gross profit per ton                                                      222        245        221         220
Operating expenses per ton                                                174        182        179         193
Operating profit per ton                                                   48         63         42          27

Profit Margins
Gross profit as a percent of sales                                       23.3%      23.5%      23.4%       24.2%
Operating expenses as a percent of sales                                 18.3       17.4       19.0        21.2
Operating profit as a percent of sales                                    5.0        6.1        4.5         3.0

Other Data
Number of employees at year-end                                         4,823      4,993      5,158       5,093
Tons shipped per employee                                                 521        470        451         408
Capital expenditures                                               $     24.1   $   19.3   $   20.4    $   19.3
EBITDA                                                                  139.9      169.8      112.4        69.6
Cash flow/(5)/                                                           60.0       84.4       79.7       (25.3)
                                                                   -------------------------------------------------

(1) Net income in 1992 was negatively impacted by $84.1 million as a result of the adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and FASB Statement No. 109, "Accounting for Income Taxes."
(2) Assumes 39.2 million shares outstanding since January 1, 1995.
(3) Earnings per share in 1996 reflect six months of interest expense (an unfavorable impact of 18 cents) arising from the issuance of $250 million of Notes in July 1996 in conjunction with the company's initial public offering. Future years' earnings will be impacted by a full year of interest expense on the Notes.
(4) Current value of inventory consists of book value of inventory plus LIFO reserve.
(5) Net cash provided from (used for) operating activities.
N/A--Not available
N/M--Not meaningful

                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)

     1992              1991           1990           1989           1988           1987           1986
--------------------------------------------------------------------------------------------------------
  $1,716.6          $1,655.9       $1,825.4       $1,973.4       $1,815.3       $1,442.3       $1,192.3
     424.2             403.5          436.0          452.1          456.9          375.1          315.9
      27.1              16.2           18.1           63.8          115.7           61.9           17.0
       5.9             (11.5)         (20.2)          22.6           80.3           35.6           (2.6)
     (80.8)/(1)/        (9.2)         (19.4)          16.4           74.3           33.6           (5.3)
       N/M               N/M            N/M            N/M            N/M            N/M            N/M


  $  360.1          $  371.5       $  439.1       $  439.2       $  428.6       $  379.4       $  331.8
     187.7             162.6          163.4          128.9          174.5          227.4          182.5
     257.8             268.2          277.2          258.5          210.6          189.4          181.0
     751.4             765.3          796.5          810.1          703.1          641.3          599.0
      25.7               N/A            N/A            N/A            N/A            N/A            N/A
     350.0             430.7          439.9          389.3          373.0          298.7          265.1


       3.5               3.2            N/A            N/A            N/A            N/A            N/A
       2.2               2.0            2.2            2.3            2.5            2.3            2.0
       3.5%              2.0%           2.2%           7.3%          15.7%          10.1%           2.9%
     (23.1)/(1)/        (1.6)          (4.4)           4.2           19.9           11.2           (2.0)


     1,872             1,736          1,847          1,850          1,528          1,515          1,390
  $    917          $    954       $    988       $  1,067       $  1,188       $    952       $    858
       226               232            236            244            299            248            227
       212               223            226            210            223            207            215
        14                 9             10             34             76             41             12


      24.7%             24.4%          23.9%          22.9%          25.2%          26.0%          26.5%
      23.1              23.4           22.9           19.7           18.8           21.7           25.1
       1.6               1.0            1.0            3.2            6.4            4.3            1.4


     5,040             5,224          5,406          5,606          5,099          4,889          4,883
       371               332            342            330            300            310            285
  $    9.3          $    9.8       $   29.6       $   53.4       $   31.6       $   21.7       $   25.5
      38.8              25.3           22.4           67.3          117.2           65.7           22.1
      46.1              40.4           72.3           26.4           92.8           34.5           (4.4)
--------------------------------------------------------------------------------------------------------

         Management's Discussion of Operations and Financial Condition


----------------------------
Comparison of 1996 with 1995
--------------------------------------------------------------------------------
Net Sales

Sales of $2.39 billion in 1996 declined 2.3 percent compared with $2.45 billion in 1995. The effect of a 7.1 percent increase in tons shipped--to 2.51 million tons from 2.35 million tons--was more than offset by an 8.8 percent decrease in the average selling price per ton to $952 from $1,044. Excess supply of metals relative to demand in the steel industry in 1996 led to the decline in selling prices. Based on analysis of Steel Service Center Institute ("SSCI") data, the company expanded its share of the market to 9.1 percent in 1996 compared with
8.4 percent in 1995.


--------------------------------------------------------------------------------
Gross Profit

Gross profit--the difference between net sales and the cost of materials sold-- declined 3.1 percent to $558.1 million in 1996 from $576.2 million in 1995. Gross profit as a percent of sales dipped slightly to 23.3 percent from 23.5 percent. Gross profit per ton declined to $222 in 1996 versus $245 in 1995, as an 8.8 percent decrease in average selling price per ton more than offset an 8.5 percent decrease in material cost per ton.


--------------------------------------------------------------------------------
Operating Expenses

Operating expenses--including plant and office employee-related costs, selling expenses, freight expenses, plant supplies and maintenance costs, systems costs, depreciation and amortization--increased by 2.5 percent in 1996. The increase in operating expenses was less than the increase in tons shipped and, on a per ton basis, operating expenses declined to $174 from $182. The year-end employee count decreased 3.4 percent to 4,823 in 1996 from 4,993 in 1995, and tons shipped per employee increased 10.9 percent to 521 tons from 470 tons.


--------------------------------------------------------------------------------
Operating Profit

Operating profit decreased 19.3 percent to $120.0 million in 1996 from $148.7 million in 1995. The benefits of an increase in tons shipped and lower operating expenses per ton were not enough to offset the impact of a lower average selling price per ton and the resulting decline in gross profit per ton.


--------------------------------------------------------------------------------
General Corporate Expense, Net of Income Items

General corporate expense--the charge from Inland Steel Industries, Inc. ("ISI") for services rendered to the company--decreased to $6.4 million in 1996 from $6.8 million in 1995. Other items, principally interest income, decreased to $4.2 million in 1996 from $6.1 million in 1995 because of lower cash and cash equivalent balances.


--------------------------------------------------------------------------------
Interest and Other Expense on Debt

Interest and other expense on debt increased to $14.3 million from $2.6 million due to the $250 million of Notes issued in mid-1996 in conjunction with the initial public offering. See Recapitalization.


--------------------------------------------------------------------------------
Provision for Income Taxes

Income taxes decreased 29.3 percent to $40.2 million in 1996 from $56.9 million in 1995, primarily due to a decrease in taxable income and a slight reduction in the effective tax rate, which decreased to 38.9 percent in 1996 from 39.1 percent in 1995.

                  --------------------------------------------------------------
                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


----------------------------
Comparison of 1995 with 1994
--------------------------------------------------------------------------------
Sales increased 11.5 percent to $2.45 billion in 1995 compared with $2.20 billion in 1994. Tons shipped rose 0.8 percent to 2.35 million tons from 2.33 million tons, while average selling price per ton increased 10.6 percent to $1,044 from $944. Higher selling prices were experienced in the industry in 1995 due to strong market conditions. Based on analysis of SSCI data, the company's market share was unchanged year-over-year at 8.4 percent.


--------------------------------------------------------------------------------
Gross profit increased 11.9 percent to $576.2 million in 1995 versus $514.9 million in 1994. Gross profit as a percent of sales was 23.5 percent in 1995 and
23.4 percent in 1994. A 10.6 percent increase in average selling price per ton more than offset a 10.4 percent increase in material cost per ton.


--------------------------------------------------------------------------------
Operating expenses in 1995 were 2.6 percent higher than 1994. Employee count at year-end decreased 3.2 percent and tons shipped per employee increased 4.2 percent. However, operating expenses per ton increased 1.7 percent to $182 in 1995 from $179 in 1994 due to higher incentive pay tied to improved profits, recognition of costs associated with closing the company's New Jersey facility, and higher spending on information systems.


--------------------------------------------------------------------------------
Operating profit of $148.7 million in 1995 increased 51.7 percent from $98.1 million in 1994. The increase was primarily due to improved gross profit per ton and a modest increase in the volume of tons shipped.


--------------------------------------------------------------------------------
General corporate expense decreased to $6.8 million in 1995 from $7.4 million in 1994. Other items, principally interest income, increased to $6.1 million in 1995 from $0.5 million in 1994 because of higher cash and cash equivalent balances.


--------------------------------------------------------------------------------
Interest and other expense on debt declined to $2.6 million in 1995 from $2.9 million in 1994, principally due to reduced debt levels.


--------------------------------------------------------------------------------
Income taxes increased 62.6 percent to $56.9 million in 1995 from $35.0 million in 1994 due to an increase in taxable income. The effective tax rate declined to
39.1 percent in 1995 from 39.7 percent in 1994.

------------------------
Recapitalization

In the second quarter of 1996, ISI undertook a recapitalization that involved the company. As part of the recapitalization, the company exchanged existing shares of company common stock, all of which were owned by ISI, for 34.0 million shares of new-issue Class B common stock ($1.00 par value). The company also sold 5.2 million shares of new-issue Class A common stock ($1.00 par value) in a public offering, the net proceeds of which approximated $77.1 million.

   Prior to the issuance of the Class A common stock, the company declared and paid dividends of $445.9 million to ISI, of which $152.1 million was in cash and $293.8 million was in the form of a note payable. ISI used $63.2 million of the cash dividend to repay intercompany borrowing from the company and its subsidiaries. Of the $445.9 million of dividends paid to ISI, $198.3 million eliminated the reinvested earnings balance that existed at June 26, 1996, while the remaining $247.6 million reduced capital in excess of par value.

   In July 1996, the company sold $150 million of 8.5 percent Notes due July 15, 2001 and $100 million of 9.125 percent Notes due July 15, 2006 (collectively, the "Notes") in a public offering. The net proceeds of the offering along with a portion of the company's cash on hand were used to pay the $293.8 million note balance due ISI.

   Effective June 1, 1996, as the result of a capital contribution from ISI to the company, Inland Industries de Mexico and its 50 percent-owned Ryerson de Mexico joint venture became part of the company. The contribution increased both investments in joint ventures and capital in excess of par value by $18.9 million. The impact of Ryerson de Mexico on the company's results of operations has not been material.

-------------------------------
Liquidity and Financing

The company finished 1996 with cash and cash equivalents of $23.9 million compared with $53.6 million at year-end 1995. There was no short-term bank borrowing at either year-end.

   For 1996, net cash provided from operating activities amounted to $60.0 million, compared to $84.4 million for 1995. The decrease is primarily due to lower earnings in 1996.

   On June 28, 1996, the company established a new four-year $250 million unsecured credit facility. The $200 million credit facility at Joseph T. Ryerson & Son, Inc. ("Ryerson") and the $25 million credit facility at J.M. Tull Metals Company, Inc. were concurrently terminated.

   The new credit facility, which extends to June 28, 2000, requires compliance with various financial covenants, including fixed charge coverage ratio, leverage ratio and minimum net worth. The facility also limits the amount of cash dividends the company may pay. At year-end 1996, up to $45 million of common dividends could have been paid under terms of the credit agreement.

   The interest rates on borrowing under the credit agreement are, at the company's option, based on Eurodollar, Certificate of Deposit, or the greater of federal funds plus 0.5 percent or prime rate. At year-end, the highest interest rate option for borrowings was the applicable prime rate. At December 31, 1996, the entire $250 million was unused and available. As a result of the acquisition of Thypin Steel Co., Inc. on February 13, 1997, as of that date the company had borrowings of approximately $100 million under its credit agreement. See Subsequent Event.

   As of December 31, 1996, Ryerson was also the guarantor of $106.2 million of the ISI Thrift Plan ESOP notes (the "ESOP Guarantee"). The ESOP notes are payable in installments through July 2004. The ESOP Guarantee requires compliance with various financial covenants, including minimum net worth and leverage ratio tests, and also limits Ryerson's ability to advance funds or make dividend payments to the company. Under these covenants, Ryerson's ability to make dividend payments or advance funds to the company at any time is limited to $30 million (i) plus 80% of net income (decreased by 100% of net losses) earned by Ryerson since December 31, 1989, (ii) minus the dollar amount of dividends paid and capital stock repurchased and the balance of any advances outstanding, and (iii) plus capital contributions to Ryerson and the proceeds from the issuance of any capital stock or certain other investments

                  --------------------------------------------------------------
                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)



during such period. At December 31, 1996, approximately $43 million was available for making advances and paying dividends to the company under the ESOP Guarantee.

   The indenture under which the $250 million of Notes were issued contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates and mergers, consolidations and certain sales of assets. In addition, the Notes restrict the payment of dividends, albeit to a lesser extent than the new credit facility described above.

 The debt ratings of the company's Notes at year-end 1996 were:
 Moody's              Ba 1
 Standard & Poor's    BB

   The company had a debt-to-capital ratio of 42 percent at the end of 1996 and a coverage ratio for earnings before interest, taxes, depreciation and amortization to interest expense of 10 times for the year 1996.

   The company believes that available borrowings under its credit facility and anticipated cash flow from operations will provide sufficient liquidity to meet its scheduled debt retirements, fund its capital program and meet any operating cash requirements that may arise for at least the next two years.

--------------------------------------------------------------
Capital Expenditures and Investments in Joint Ventures

Capital expenditures and investments in joint ventures during 1996 totaled $26.3 million compared with $19.3 million in 1995. Capital expenditures were primarily for buildings, machinery and equipment. The company anticipates capital expenditures and investments in joint ventures, excluding acquisitions, to be in the range of $40 to $50 million in 1997, which will substantially expand the company's processing capacity.

   In 1995, the company reported that it was working with Geneva Steel to establish a plate cutting facility in the Chicago area. Subsequently, the company decided to continue using existing sources of material and to develop additional arrangements to satisfy this growing part of the business.

----------------
Pensions

Effective April 30, 1996, that portion of the ISI Pension Plan covering the company's current and former employees was separated and became the Ryerson Tull Pension Plan. Due to this separation, the company's benefit obligation was remeasured using plan data and actuarial assumptions as of April 30, 1996. An amount of assets proportional to the liabilities assumed by the Ryerson Tull Pension Plan was allocated to this new plan. As a result, the company recognized a $25.4 million decrease in its prepaid pension cost, a $16.5 million reduction in reinvested earnings and an $8.9 million deferred tax asset increase.

   The company's pension plan currently meets the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Our current policy is to continue to fund the plan in the future to at least meet these minimum funding standards. Although the company is not expected to have any required pension plan contributions during 1997, the company may elect to make voluntary contributions to improve the plan's funded status.

------------------------
Subsequent Event

On February 13, 1997, the company purchased Thypin Steel Co., Inc. ("Thypin"), a distributor and processor of carbon and stainless steel products, for $120 million in cash. The company also assumed $23 million in existing Thypin debt.

Financial Responsibility


Senior management is responsible for the integrity and objectivity of the financial data reported by Ryerson Tull, Inc. and its subsidiaries. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, and in management's judgment reflect fairly the consolidated financial position, cash flows and results of operations of Ryerson Tull and its subsidiary companies.

   The company maintains systems of internal accounting controls and procedures to provide reasonable assurance of the safeguarding and accountability of company assets, and to ensure that its financial records provide a reliable basis for the preparation of financial statements and other data.

Internal accounting control is maintained through:

   . The ongoing activities of corporate staff, line officers and accounting management to monitor the adequacy of internal accounting control systems throughout the company
   . The selection and proper training of qualified personnel
   . The appropriate separation of duties in organizational arrangements
   . The establishment and communication of accounting and business policies together with detailed procedures for their implementation
   . The use of an intensive ongoing program of internal auditing
   . The use of a detailed budgeting system to assure that expenditures are properly approved and charged

   Stockholders annually elect a firm of independent accountants to audit the annual financial statements (their current report appears below). The principal role of the Audit Committee of the Board of Directors (consisting entirely of non-management Directors) is to review the conclusions reached by management in its evaluation of internal accounting controls, approve the scope of audit programs and evaluate audit results of both independent accountants and internal auditors. Both the independent accountants and internal auditors have unrestricted access to the Audit Committee, without the presence of management.

Report of Independent Accountants

Price Waterhouse LLP

To the Board of Directors and Stockholders of Ryerson Tull, Inc.

In our opinion, the consolidated financial statements on pages 17 through 27 present fairly, in all material respects, the financial position of Ryerson Tull, Inc. (a majority-owned subsidiary of Inland Steel Industries, Inc.) and subsidiary companies at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP


Chicago, Illinois
February 19, 1997

                  --------------------------------------------------------------
                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


Consolidated Statements of Income and Reinvested Earnings

                                                          Year ended December 31
                                                    ----------------------------
Dollars in millions, except per share data              1996      1995      1994
--------------------------------------------------------------------------------
Consolidated Statement of Income
Net sales                                           $2,394.0  $2,450.1  $2,197.5
Cost of materials sold                               1,835.9   1,873.9   1,682.6
                                                    ----------------------------
Gross profit                                           558.1     576.2     514.9
Operating expenses                                     416.0     405.7     395.6
Depreciation and amortization                           22.1      21.8      21.2
                                                    ----------------------------
Operating profit                                       120.0     148.7      98.1
Other expenses:
  General corporate expense, net of income items         2.2       0.7       6.9
  Interest and other expense on debt                    14.3       2.6       2.9
                                                    ----------------------------
Income before income taxes                             103.5     145.4      88.3
Provision for income taxes (Note 10)                    40.2      56.9      35.0
                                                    ----------------------------
Net income                                          $   63.3  $   88.5  $   53.3
                                                    ============================
Earnings per share                                  $   1.61  $   2.26
                                                    ==================

Consolidated Statement of Reinvested Earnings
Balance at beginning of year                        $  173.9  $   85.4  $   32.1
Net income                                              63.3      88.5      53.3
Reinvested earnings impact of Pension Plan split       (16.5)        -         -
Dividends on common stock                             (198.3)        -         -
                                                    ----------------------------
Balance at end of year                              $   22.4  $  173.9  $   85.4
                                                    ============================


See Notes to Consolidated Financial Statements on pages 22-27.

                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


Consolidated Statement of Cash Flows
-------------------------------------

                                                          Increase (decrease) in cash
                                                               Year ended December 31
                                                          ---------------------------
Dollars in millions                                            1996     1995     1994
--------------------------------------------------------  ---------------------------
Operating Activities

Net income                                                  $  63.3   $ 88.5   $ 53.3
                                                            -------   ------   ------
Adjustments to reconcile net income to net cash provided
 from operating activities:
   Depreciation and amortization                               22.1     21.8     21.2
   Net gain on sales of assets                                    -     (0.2)    (0.5)
   Deferred employee benefit cost                               3.8    (14.4)     3.9
   Deferred income taxes                                       (3.5)     0.5      0.7
   Change in:
      Receivables                                               9.4    (16.7)   (31.1)
      Inventories                                             (51.5)    10.4      5.7
      Other assets                                             (2.6)    (2.3)    (1.6)
      Accounts payable                                          5.6     (7.0)    22.6
      Payables to related companies                             2.8     (0.4)     5.8
      Accrued liabilities                                      10.4      4.2     (0.3)
      Other deferred items                                      0.2        -        -
                                                            -------   ------   ------
          Net adjustments                                      (3.3)    (4.1)    26.4
                                                            -------   ------   ------
        Net cash provided from operating activities            60.0     84.4     79.7
                                                            -------   ------   ------

Investing Activities

Capital expenditures                                          (24.1)   (19.3)   (20.4)
Proceeds from sales of assets                                   2.0      1.9      5.8
Investments in joint ventures                                  (2.2)       -        -
                                                            -------   ------   ------
        Net cash used for investing activities                (24.3)   (17.4)   (14.6)
                                                            -------   ------   ------

Financing Activities

Sale of Class A common stock                                   77.1        -        -
Long-term debt issued                                         242.8        -        -
Long-term debt retired                                         (8.2)    (4.7)    (4.9)
Dividends paid                                               (445.9)       -        -
Change in notes to and from related companies                  68.8    (11.2)   (87.2)
                                                            -------   ------   ------
        Net cash used for financing activities                (65.4)   (15.9)   (92.1)
                                                            -------   ------   ------
Net increase (decrease) in cash and cash equivalents          (29.7)    51.1    (27.0)
   Cash and cash equivalents-beginning of period               53.6      2.5     29.5
                                                            -------   ------   ------
   Cash and cash equivalents-end of period                  $  23.9   $ 53.6   $  2.5
                                                            =======   ======   ======

Supplemental Disclosures

Cash paid during the period for:
   Interest                                                 $   2.3   $  3.0   $  2.9
   Income taxes, net                                           47.9     56.4     30.5

Non-cash activities:
   Investments and advances increased by capital
   contribution from Inland Steel Industries, Inc.             18.9        -        -
                                                            -------   ------   ------

See Notes to Consolidated Financial Statements on pages 22-27.

                                     -------------------------------------------
                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


Consolidated Balance Sheet
----------------------------------------------------------------------

                                                                                     At December 31
                                                                                   ----------------
Dollars in millions                                                                  1996     1995
------------------------------------------------------------------------------     ------   -------
Assets

Current assets:
   Cash and cash equivalents                                                       $ 23.9   $ 53.6
   Receivables less provision for allowances, claims and
     doubtful accounts of $6.0 and $6.4, respectively                               234.4    243.8
   Inventories (Note 1)                                                             314.3    262.8
   Notes receivable from related companies                                              -     68.8
   Deferred income taxes (Note 10)                                                   13.6     15.6
                                                                                   ------   ------
       Total current assets                                                         586.2    644.6
                                                                                   ------   ------
Investments and advances (Note 12)                                                   19.8        -
Property, plant and equipment, at cost, less accumulated
   depreciation (Note 2)                                                            251.0    249.7
Prepaid pension costs (Note 9)                                                        1.3     27.3
Excess of cost over net assets acquired, net of accumulated amortization             22.3     23.6
Deferred income taxes (Note 10)                                                      37.9     23.5
Other assets                                                                         13.7      3.9
                                                                                   ------   ------
     Total assets                                                                  $932.2   $972.6
                                                                                   ======   ======

Liabilities

Current liabilities:
   Accounts payable                                                                $ 98.4   $ 92.8
   Payables to related companies                                                     17.2     14.4
   Accrued liabilities:
     Salaries and wages                                                              21.0     20.0
     Taxes other than federal income taxes                                            8.0      8.9
     Interest on long-term debt                                                      10.9      0.4
     Other                                                                            3.0      3.2
   Long-term debt due within one year (see details page 20 and Note 4)                2.1      4.7
                                                                                   ------   ------
       Total current liabilities                                                    160.6    144.4
                                                                                   ------   ------
Long-term debt (see details page 20 and Note 4)                                     263.2     18.9
Deferred employee benefits and other liabilities (Note 9)                           144.0    140.8
                                                                                   ------   ------
     Total liabilities                                                              567.8    304.1
                                                                                   ------   ------

Stockholders' Equity

Preferred stock, $1.00 par value; authorized-16,000,000 shares for 1996; issued
   and outstanding-0 shares for 1996 and 1995                                           -        -
Class A common stock, $1.00 par value; authorized-100,000,000 shares for 1996;
   issued and outstanding-5,277,127 shares for 1996 and 0 shares for 1995             5.3        -
Class B common stock, $1.00 par value; authorized-34,000,000 shares for 1996;
   issued and outstanding-34,000,000 shares for 1996 and 0 shares for 1995           34.0        -
Common stock, $1.00 par value; authorized-3,000 shares for 1995;
   issued and outstanding-0 shares for 1996 and 1 share for 1995                        -        -
Capital in excess of par value (Note 5)                                             304.5    494.6
Reinvested earnings                                                                  22.4    173.9
Unearned restricted stock award compensation                                         (0.5)       -
Cumulative translation adjustment                                                    (1.3)       -
                                                                                   ------   ------
   Total stockholders' equity                                                       364.4    668.5
                                                                                   ------   ------
     Total liabilities and stockholders' equity                                    $932.2   $972.6
                                                                                   ======   ======

See Notes to Consolidated Financial Statements on pages 22-27.

                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


Schedule to Consolidated Financial Statements
---------------------------------------------

                                                                                                      At December 31
                                                                                                --------------------
Dollars in millions                                                                               1996          1995
--------------------------------------------------------------------------------------------------------------------
Long-Term Debt

Ryerson Tull, Inc.
  Notes, 8.50%, due July 15, 2001                                                               $150.0         $  --
  Notes, 9.125%, due July 15, 2006                                                               100.0            --
                                                                                                --------------------
    Total Ryerson Tull, Inc.                                                                     250.0            --
                                                                                                --------------------

Joseph T. Ryerson & Son, Inc.
  Industrial Revenue Bond, floating interest rate set weekly based on 13-week Treasury bills,
    due November 1, 2007                                                                           7.0           7.0
  Other long-term debt, 10.25%, due through November 30, 1997                                      1.4           1.6
                                                                                                --------------------
     Total Joseph T. Ryerson & Son, Inc.                                                           8.4           8.6
                                                                                                --------------------

J.M. Tull Metals Company, Inc.
  Senior Notes, 9.43%                                                                               --           7.1
  Term Note, LIBOR plus 62.5 basis points per annum, due through December 15, 1998                 6.5           6.8
  Industrial Revenue Bonds, interest rates ranging from 6.50% to 65% of the prime rate,
    due through January 1, 1997                                                                    0.4           0.9
  Other long-term debt                                                                              --           0.2
                                                                                                --------------------
    Total J.M. Tull Metals Company, Inc.                                                           6.9          15.0
                                                                                                --------------------
    Subtotal                                                                                     265.3          23.6
    Less: Maturities due within one year                                                           2.1           4.7
                                                                                                --------------------
    Total long-term debt                                                                        $263.2         $18.9
                                                                                                ====================
See Notes to Consolidated Financial Statements on pages 22-27.

Summary by Quarter (Unaudited)
-----------------

                                                                          1995                                       1996
                                                -------------------------------------------------------------------------
Dollars in millions, except per share data          1Q      2Q      3Q      4Q             1Q        2Q       3Q       4Q
-------------------------------------------------------------------------------------------------------------------------
Net sales                                       $652.3  $631.7  $590.7  $575.4         $625.3   $ 607.5  $ 592.3  $ 568.9
Cost of materials sold                           498.4   482.7   456.6   436.2          477.3     465.7    457.3    435.6
                                                -------------------------------------------------------------------------
Gross profit                                     153.9   149.0   134.1   139.2          148.0     141.8    135.0    133.3
Operating expenses                               106.4   102.6    99.9    96.8          105.8     103.6    103.0    103.6
Depreciation and amortization                      5.4     5.5     5.6     5.3            5.6       5.5      5.7      5.3
                                                -------------------------------------------------------------------------
Operating profit                                  42.1    40.9    28.6    37.1           36.6      32.7     26.3     24.4
General corporate expense,
  net of income items                              0.4     0.8     0.4    (0.9)          (0.7)      0.1      1.6      1.2
Interest and other expense on debt                 0.7     0.7     0.6     0.6            0.6       1.1      6.4      6.2
                                                -------------------------------------------------------------------------
Income before income taxes                        41.0    39.4    27.6    37.4           36.7      31.5     18.3     17.0
Provision for income taxes                        16.5    15.5    10.6    14.3           14.3      12.6      6.9      6.4
                                                -------------------------------------------------------------------------
Net income                                        24.5    23.9    17.0    23.1           22.4      18.9     11.4     10.6
                                                =========================================================================
Earnings per share/(1)/                         $ 0.63  $ 0.61  $ 0.43  $ 0.59         $ 0.57   $  0.48  $  0.29  $  0.27
                                                -------------------------------------------------------------------------
Common stock prices:
High                                                --      --      --      --             --   $16-1/8  $16-1/8  $15-1/8
Low                                                 --      --      --      --             --        16   13-1/4   12-7/8
Close                                               --      --      --      --             --    16-1/8   13-7/8   13-1/2
                                                -------------------------------------------------------------------------

(1) Earnings per share calculations prior to the initial public offering in June 1996 assume 39.2 million shares outstanding since January 1, 1995.

                                     -------------------------------------------
                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


Statement of Accounting and Financial Policies and Business Description
------------------------------------------------------------------------

Business Description

The company is organized along regional and product lines into five business units that operate in one business segment and distribute a broad line of steel products, nonferrous metals and industrial plastics to a wide range of industrial users on a nationwide basis. Substantially all of the company's operations are located in the United States, and foreign sales are not material. At year-end 1996, investments in foreign operations were not material.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Joseph T. Ryerson & Son, Inc. ("Ryerson") and J. M. Tull Metals Company, Inc. ("Tull"), which are wholly-owned subsidiaries of the company. The accounts of Tull are consolidated with its wholly-owned subsidiary, AFCO Metals, Inc.

Accounting for Equity Investment

The company's investment in its 50 percent-owned joint venture Ryerson de Mexico is accounted for under the equity method.

Per Share Results

Pro forma earnings per share presented for 1996 and 1995 are calculated under the assumption that the 39,220,000 shares resulting from the June 1996 recapitalization were outstanding since January 1, 1995. See Note 5.

Inventory Valuation

Inventories are valued at cost that is not in excess of market. Cost is determined principally by the last-in, first-out ("LIFO") method.

Property, Plant and Equipment

Property, plant and equipment is depreciated, for financial reporting purposes, using the straight-line method over the estimated useful lives of the assets. Expenditures for normal repairs and maintenance are charged against income in the period incurred.

Excess of Cost Over Net Assets Acquired

The excess of cost over fair value of net assets of businesses acquired (goodwill) is amortized on the straight-line method over a 25-year period. Accumulated amortization of goodwill totaled $11.5 million at December 31, 1996 and $10.2 million at December 31, 1995.

Benefits for Retired Employees

Effective April 30, 1996, that portion of the Inland Steel Industries Pension Plan (the "Industries Pension Plan") covering the company's current and former employees was separated and became the Ryerson Tull Pension Plan. Pension benefits are provided by the company to substantially all employees under such trusteed noncontributory plan. Life insurance and certain medical benefits are provided for substantially all retired employees.

     The estimated costs of pension, medical, and life insurance benefits are determined annually by consulting actuaries. The cost of these benefits for retirees is accrued during their term of employment (see Note 9). Pensions are funded in accordance with Employee Retirement Income Security Act of 1974, as amended ("ERISA"), requirements in a trust established under the Industries Pension Plan and the Ryerson Tull Pension Plan. Costs for retired employee medical benefits and life insurance are funded when claims are submitted.

Cash Equivalents

Cash equivalents are highly liquid, short-term investments with maturities of three months or less.

Gross Profit

Gross profit is calculated as net sales less the cost of materials sold. Direct labor costs and overhead costs are included in operating expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

Stock-Based Compensation

Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Compensation cost for stock appreciation rights and performance equity units is recorded annually based on the quoted market price of the company's stock at the end of the period. See Note 6.

Reclassification

Certain items previously reported in specific financial statement captions on the Statement of Income have been reclassified to conform with the 1996 presentation.

                  Notes to Consolidated Financial Statements


Note 1: Inventories

The company's inventories consist principally of finished steel, nonferrous metals and industrial plastic products for sale at service center locations.

     The difference between LIFO values and approximate replacement costs for the LIFO inventories was $125.1 million at December 31, 1996 and $146.4 million at December 31, 1995.

     During 1996, 1995 and 1994, various inventory quantities were reduced, resulting in liquidations of LIFO inventory quantities carried at costs prevailing in prior years that were different from current year costs. The effect on cost of materials sold of LIFO liquidations in these years was not material.


Note 2: Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                                                 At December 31
                                                            -------------------
Dollars in millions                                           1996         1995
-------------------------------------------------------------------------------
Buildings, machinery and equipment                          $464.1       $448.2
Land and land improvements                                    30.3         28.0
                                                            -------------------
  Total                                                      494.4        476.2
Less --
Accumulated depreciation                                     243.4        226.5
                                                            -------------------
  Net                                                       $251.0       $249.7
                                                            ===================


Note 3: Borrowing Arrangements

At December 31, 1996, the company had available an unused credit facility totaling $250 million that extends to June 28, 2000. The facility requires compliance with various financial covenants, including minimum net worth, fixed charge coverage and leverage ratio tests, and also limits the amount of cash dividends that the company may pay. At year-end 1996, up to $45 million of common dividends could have been paid under terms of the credit facility.


Note 4: Long-Term Debt

In July 1996, the company sold $150 million of 8.5 percent Notes due July 15, 2001 and $100 million of 9.125 percent Notes due July 15, 2006 in a public offering. The indenture under which the Notes were issued contains covenants limiting, among other things, the creation of secured indebtedness, sale and leaseback transactions, the repurchase of capital stock, transactions with affiliates, and mergers, consolidations and certain sales of assets.

     Under the provisions of certain loan agreements, as well as the Inland Steel Industries Thrift Plan ESOP Notes Guarantee (the "ESOP Guarantee") (see
Note 13 regarding commitments and contingencies for further description), the company's subsidiaries are required to maintain specified amounts of working capital and net worth and to meet leverage tests, as outlined in the agreements, and Ryerson is restricted as to loans or dividends that may be paid to the company. At December 31, 1996, approximately $43 million was available for Ryerson to make loans or pay dividends to the company under these loan agreements and the ESOP Guarantee.

     Maturities of long-term debt due within five years are: $2.1 million in 1997, $6.2 million in 1998, and $150.0 million in 2001. See Note 13 regarding commitments and contingencies for other scheduled payments.

     Property with a net recorded carrying value of approximately $12.2 million at December 31, 1996 is pledged as collateral on the Industrial Revenue Bonds and mortgage loans. See Long-Term Debt Schedule on page 20.


Note 5: Capital Stock

Under the company's Restated Certificate of Incorporation, effective June 1996, the authorized capital stock of the company consists of 100,000,000 shares of Class A common stock, 34,000,000 shares of Class B common stock and 16,000,000 shares of preferred stock.

     In June 1996, the company exchanged existing shares of company common stock, all of which were owned by Inland Steel Industries, Inc. ("ISI"), for
34.0 million shares of new-issue Class B common stock. The company also sold 5.2 million shares of new-issue Class A common stock in a public offering, the net proceeds of which approximated $77.1 million. On December 31, 1996, 1,209,692 shares of Class A common stock remained reserved for issuance under the company's incentive stock plan. No shares of preferred stock have been issued.

     There were no changes in capital accounts during 1994 and 1995. The following table details changes in capital accounts during 1996:

                                                                                                           Capital in Excess
                                                       Class A Common Stock         Class B Common Stock        of Par Value
                                                       --------------------         --------------------   -----------------
Shares in thousands; dollars in millions                Shares      Dollars          Shares      Dollars             Dollars
----------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996                                  --         $ --              --        $  --             $ 494.6
Issuance of Class A common stock                         5,220          5.2              --           --                71.9
Exchange of common stock for
  Class B common stock                                      --           --          34,000         34.0               (34.0)
Dividends on common stock                                   --           --              --           --              (247.6)
Capital contribution                                        --           --              --           --                18.9
Issuance under employee stock plans                         57          0.1              --           --                 0.7
                                                         -------------------------------------------------------------------
Balance at December 31, 1996                             5,277         $5.3          34,000        $34.0             $ 304.5
                                                         ===================================================================

                  --------------------------------------------------------------
                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


   Each share of Class A common stock is entitled to one vote, while each share of Class B common stock is entitled to four votes. At such time as the number of shares of Class B common stock outstanding represents less than 50 percent of the total number of shares of Class A common stock and Class B common stock outstanding, the outstanding Class B common stock will convert into an equal number of shares of Class A common stock.

   Prior to the issuance of the Class A common stock, the company declared and paid dividends of $445.9 million to ISI, of which $152.1 million was in cash and $293.8 million was in the form of a note payable. The net proceeds of the $250 million Note offering, along with a portion of the company's cash on hand, were used to pay the note balance due ISI. ISI used $63.2 million of the cash dividend to repay intercompany borrowing from the company and its subsidiaries. Of the $445.9 million of dividends paid, $198.3 million eliminated the reinvested earnings balance that existed at June 26, 1996, while the remaining $247.6 million reduced capital in excess of par value. See Note 3 regarding borrowing arrangements and for restrictions on payment of dividends by the company.

Note 6: Stock Option Plan

The company has adopted the disclosure-only provisions of FASB Statement No.
123. Accordingly, no compensation cost has been recognized for the company's stock option plan. Had compensation cost for the stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of FASB Statement No. 123, the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


Dollars in millions, except per share data     1996   1995
----------------------------------------------------------
Net income--as reported                       $63.3  $88.5
Net income--pro forma                          62.0   88.2

Earnings per share--as reported               $1.61  $2.26
Earnings per share--pro forma                  1.58   2.25
                                              ------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995: dividend yield of 1.08 percent; expected volatility of 31.83 percent; risk-free interest rate of 6.13 percent; and expected term of five years. In 1996, grants were originally made and valued under the ISI stock plan.

   In July 1996, after the initial public offering of the company's Class A common stock, the compensation committee of the company elected to allow the substitution of certain ISI common stock options into company Class A common stock options. As the exercise price of options substituted exceeded the then current market price and all other terms of the options remained unchanged, there was no material increase in value to the employees resulting from the substitution and no material increase in cost to the company. 1,041,949 company Class A common stock options were substituted for 855,494 ISI stock options. Options substituted retain their original granted vesting schedules. No new options were granted under the Ryerson Tull 1996 Incentive Stock Plan (the "Plan").

   The Plan, approved by the stockholder on June 10, 1996, provides for the issuance pursuant to options and other awards, of 2.3 million shares of Class A common stock to officers and other key employees. Under the Plan, the per share option exercise price may not be less than the fair market value per share on the date of grant. A total of 1,209,692 shares was available for future grants under the Plan as of December 31, 1996.

   Options outstanding on December 31, 1996 under the Plan have expiration dates ranging from July 21, 1997 to March 26, 2006 with a weighted-average exercise price per share of $22.80. On December 31, 1996, there were 106 holders of options granted under the Plan.

   The Plan also provides for the granting of restricted stock and performance awards to officers and other key employees. During 1996, 31,424 shares of previously granted ISI restricted stock were converted to 38,273 shares of company Class A common stock. During 1996, restricted stock awards totaling 18,854 shares were granted to 10 executives and no performance awards were granted.

   The Plan also provides that stock appreciation rights ("SAR") may be granted. Upon exercise of an SAR, the holder is entitled to receive the excess of the fair market value of the shares for which the SAR is exercised over the related option exercise price. The holder may elect to receive payment in stock or in a combination of stock and cash. An SAR is exercisable only upon surrender of the related option and only to the extent that the related option is exercisable. No SARs have been granted.

   The company's employees participate in the ISI employee stock purchase plan where employees have the opportunity to sign up twice a year to purchase ISI stock at the end of each six month period at a price that is 90 percent of the fair market value on the last day of the period. In each of 1996 and 1995, employees received ISI stock with a total value that was approximately $30,000 greater than the amount paid for the stock issued.

The following table summarizes information on fixed-price stock options outstanding at December 31, 1996.


                                                         Options outstanding               Options exercisable
                             -----------------------------------------------    ------------------------------
                                  Number  Weighted-Average  Weighted-Average          Number  Weighted-Average
                             Outstanding         Remaining    Exercise Price     Exercisable    Exercise Price
Range of Exercise Prices     at 12/31/96  Contractual Life                       at 12/31/96
--------------------------------------------------------------------------------------------------------------
$25.4976                           5,112             1 yr.            $25.50           5,112            $25.50
 30.987 to 32.6287                67,404            2 yrs.             32.07          67,404             32.07
 17.5456 to 27.7036               67,184            4 yrs.             25.20          67,184             25.20
 20.9316                          58,462            5 yrs.             20.93          58,462             20.93
 21.4446                          90,334            6 yrs.             21.44          90,334             21.44
 25.3436 to 29.550               150,167            7 yrs.             26.03         150,167             26.03
 23.3941                         145,411            8 yrs.             23.39          72,696             23.39
 20.2647                         449,107            9 yrs.             20.26               0               N/A
                             ---------------------------------------------------------------------------------

The following summarizes the status of options under the Plan for the periods indicated:

                                        Number    Option Exercise    Weighted-
                                     of Shares     Price or Range      Average
                                                        Per Share     Exercise
                                                                         Price
                                     -----------------------------------------
Options (granted and unexercised)
  at December 31, 1995                      --                 --           --
    Converted from ISI options       1,041,949       $17.55-32.63       $22.79
    Granted                                  0                N/A          N/A
    Exercised                                0                N/A          N/A
    Canceled or forfeited               (8,768)       20.26-25.34        21.50
Options (granted and unexercised)
  at December 31, 1996
  (511,359 exercisable)              1,033,181        17.55-32.63        22.80
                                     -----------------------------------------

Note 7: Stockholder Rights Plan

Pursuant to a stockholder rights plan, on June 10, 1996, the Board of Directors declared a dividend distribution of one right (a "Right") for each outstanding share of common stock payable to stockholders of record on June 13, 1996 and authorized the issuance of one Right for each share of common stock that becomes outstanding prior to the June 13, 2006 expiration of the rights plan. Except as described below, each Right, when exercisable, entitles its holder to purchase from the company one one-hundredth of a share of Series A Junior Participating Preferred Stock, at a price of $95.00, subject to adjustment. The Rights become exercisable only if a person or group acquires, or commences a tender or exchange offer to acquire, beneficial ownership of capital stock representing 10 percent or more of the voting power of the company; provided that in no event will the Rights become exercisable prior to the first date that ISI and its affiliates and associates, in the aggregate, collectively beneficially own capital stock representing less than 50 percent of the voting power of the company. The Rights will not become exercisable if a person obtains 10 percent or more of the voting power of the company through a sale by ISI of Class B common stock unless such person thereafter acquires additional shares of common stock from persons other than ISI.

   In the event that any person or group acquires beneficial ownership of capital stock representing 10 percent or more of the voting power of the company, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Class A common stock (or, in certain circumstances, cash, property or other securities of the company) having a value equal to two times the exercise price of the Right. In the event that, at any time following such a 10 percent acquisition, the company is acquired by the 10 percent acquiror in a merger or other business combination transaction or 50 percent or more of the company's assets or earning power are sold to the 10 percent acquiror, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right. In addition, if a person or group makes such a 10 percent acquisition but does not acquire 50 percent or more of the voting power of the company, the Board of Directors may exchange the Rights at an exchange ratio of one share of Class A common stock per Right (subject to adjustment). Any Rights that are beneficially owned by the 10 percent acquiror would then become null and void.

   The Board of Directors may redeem the Rights in whole, but not in part, at a price of $ 0.01 per Right (subject to adjustment) prior to the time someone acquires beneficial ownership of capital stock representing 10 percent or more of the voting power of the company.

Note 8: Derivatives and Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Derivatives

The company has only limited involvement with derivative financial instruments and does not use them for speculative or trading purposes. The company has entered into an interest rate swap agreement to reduce the effects of changes in interest rates on the Tull Term Note. At December 31, 1996, the company had outstanding an interest rate swap agreement with a bank having a notional principal amount equal to the outstanding principal of the Tull

                  --------------------------------------------------------------
                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


Term Note. This agreement effectively changes the company's interest rate exposure on the Tull Term Note from LIBOR plus 0.625 percent (a floating rate) to a fixed rate of 5.925 percent. This interest rate swap matures on August 17, 1998. Gains and losses associated with this hedging transaction will be reported as part of the interest expense of the Tull Term Note. The company is exposed to potential credit loss in the event of nonperformance by the bank; however, the company does not anticipate such nonperformance. This interest rate swap has not had a material impact on the results of operations or financial position of the company.

Cash and Cash Equivalents

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments.

Long-Term Debt

The estimated fair value of the company's long-term debt (including current portions thereof) using quoted market prices of company debt securities recently traded and market-based prices of similar securities for those securities not recently traded was $276.0 million at December 31, 1996 and $23.6 million at December 31, 1995, as compared with the carrying value of $265.3 million and $23.6 million at year-end 1996 and 1995, respectively.

Note 9: Retirement Benefits

Pensions

Prior to April 30, 1996, certain employees of the company were eligible to participate in the ISI Pension Plan. Because the fair value of the ISI Pension Plan assets pertains to all participants in the ISI Pension Plan, no separate determination of the fair value of such assets was made solely with respect to the company. The company recorded a pension credit of $2.3 million in 1995 and a charge of $1.8 million in 1994.

   Effective April 30, 1996, that portion of the ISI Pension Plan covering the company's current and former employees was separated and became the Ryerson Tull Pension Plan, a new and separate plan sponsored by the company, which covers certain employees, retirees and their beneficiaries of the company and its subsidiaries. The Ryerson Tull Pension Plan is a noncontributory defined benefit plan that provides benefits based on final pay and years of service for all salaried employees, and years of service and a fixed rate or a rate determined by job grade for all wage employees, including employees under collective bargaining agreements.

   Due to this separation, the company's benefit obligation was remeasured using plan data and actuarial assumptions as of April 30, 1996. An amount of assets proportional to the liabilities assumed by the Ryerson Tull Pension Plan was allocated to this new plan. As a result, the company recognized a $25.4 million decrease in its prepaid pension cost, a $16.5 million reduction in reinvested earnings and an $8.9 million deferred tax asset increase.

   The assumptions used to determine the plan's funded status for 1996 are as follows:

-----------------------------------------
Discount (settlement) rate           8.0%
Rate of compensation increase        4.0%
Rate of return on plan assets        9.5%
                                     ----

The funded status of the plan as of September 30, 1996 was as follows:


Dollars in millions
-------------------------------------------------------------------
Fair value of plan assets                                    $  251
                                                             ------
Actuarial present value of benefits for services
 rendered to date:
   Accumulated Benefit Obligation based on
     compensation to date, including vested
     benefits of $211                                           225
   Additional benefits based on estimated future
     compensation levels                                         27
                                                             ------
   Projected Benefit Obligation                                 252
                                                             ------
Plan asset shortfall to Projected Benefit Obligation         $   (1)
                                                             ======

The Projected Benefit Obligation is the full measure of the company's "going concern" liability for pensions accrued to date based on current interest rates. It includes the effect of future compensation increases for benefits based on final pay. It does not, however, take into consideration contingent benefits that are not expected to be paid but that would require funding in any plan termination.

   The prepaid pension cost reflected in the company's balance sheet at December 31, 1996 can be reconciled to the shortfall of plan assets as shown below:


Dollars in millions
---------------------------------------------------------
Plan asset shortfall to Projected
 Benefit Obligation                                $   (1)
Unrecognized transition asset                          (8)
Unrecognized net loss                                   3
Unrecognized prior service cost                         8
                                                   ------
Prepaid pension cost at September 30, 1996              2
Expense, October through December 1996                 (1)
                                                   ------
Prepaid pension cost at December 31, 1996          $    1
                                                   ======

The unrecognized transition asset is being recognized in income by reducing pension expense in equal annual installments of $2.4 million through 1999. Any subsequent unrecognized net gain or loss in excess of 10 percent of the greater of the Projected Benefit Obligation or the fair value of plan assets will be amortized over the remaining service period of active employees.

   Pension cost for 1996 is composed of the components set forth in the table below:


Dollars in millions
-------------------------------------------------------------------

Service cost--present value of benefits earned
 during the year                                             $  5.5
Interest on service cost and Projected Benefit Obligation      20.4
Actual return on plan assets                                  (24.8)
Net amortization and deferral                                   0.5
                                                             ------
Total pension cost                                           $  1.6
                                                             ======

The cost of other industry welfare and retirement funds, for bargaining unit employees, was $3.3 million in 1996 and 1995 and $2.6 million in 1994.

Benefits Other Than Pensions

Substantially all of the company's employees are covered under postretirement life insurance and medical benefit plans that involve deductible and co-insurance requirements. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on applicable annual earnings at retirement for salaried employees and specific amounts for hourly employees. The company does not prefund any of these postretirement benefits.

     The amount of net periodic postretirement benefit cost for 1996, 1995 and 1994 is composed of the following:

Dollars in millions                                        1996    1995    1994
--------------------------------------------------------------------------------
Service cost                                              $ 2.4   $ 2.2   $ 2.7
Interest cost                                               8.2     8.4     7.3
Net amortization and deferral                              (2.0)   (3.4)   (2.0)
                                                          ---------------------
  Total net periodic postretirement benefit cost          $ 8.6   $ 7.2   $ 8.0
                                                          =====================

The following table sets forth components of the accumulated postretirement benefit obligation:

                                                                   September 30
                                                               ----------------
Dollars in millions                                               1996     1995
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation attributable to:
  Retirees                                                      $ 60.3   $ 59.5
  Fully eligible plan participants                                10.0     17.6
  Other active plan participants                                  35.8     28.2
                                                                ---------------
  Accumulated postretirement benefit obligation                  106.1    105.3
Unrecognized net gain                                             19.9     16.7
Unrecognized prior service credit                                 17.6     18.9
                                                                ---------------
Accrued postretirement benefit obligation                       $143.6   $140.9
Expense net of benefits provided, October through December         0.4      0.2
                                                                ---------------
Accrued postretirement benefit obligation at December 31        $144.0   $141.1
                                                                ===============

Any net gain or loss in excess of 10 percent of the accumulated postretirement benefit obligation is amortized over the remaining service period of active plan participants.

     The assumptions used to determine the plan's accumulated postretirement benefit obligation are as follows:

                                                                    September 30
                                                                  --------------
                                                                   1996     1995
--------------------------------------------------------------------------------
Discount rate                                                      8.0%    7.75%
Rate of compensation increase                                      4.0%     4.0%
Medical cost trend rate                                            4.5%     4.5%
Year ultimate rate reached                                         1996     1996
                                                                   -------------

A one percentage point increase in the assumed health care cost trend rates for each future year increases annual periodic postretirement benefit cost and the accumulated postretirement benefit obligation as of September 30, 1996 by $2.5 million and $13.6 million, respectively.

Note 10: Taxes on Income

The company participates in a tax-sharing arrangement under which current and deferred federal income tax provisions are determined for each company in the ISI group on a stand-alone basis. Any current liability is paid to ISI. If the company is unable to use all of its allocated tax attributes (net operating loss and tax credit carryforwards) in a given year but other companies in the consolidated group are able to utilize them, then the company will be paid by ISI for the use of its attributes. Net operating loss ("NOL") and tax credit carryforwards are allocated to each company in accordance with applicable tax regulations as if a company were to leave the consolidated group. Companies with taxable losses record current income tax credits not to exceed current income tax charges recorded by profitable companies. If ISI uses NOL carryforwards, the company will use the appropriate portion of that year's carryforward previously allocated to it, if any.

     A state tax-sharing arrangement, similar to the arrangement described above with respect to federal taxes, also exists with ISI for those states in which the consolidated group is charged state taxes on a unitary or combined basis.

     The elements of the provision for income taxes for the periods indicated below are as follows:

                                                        Year ended December 31
                                                        -----------------------
Dollars in millions                                      1996     1995     1994
-------------------------------------------------------------------------------
Current income taxes
  Federal                                               $38.9   $ 49.7   $ 30.4
  State and local                                         4.8      6.7      3.9
                                                        -----------------------
                                                         43.7     56.4     34.3
Deferred income taxes                                     3.5Cr.   0.5      0.7
                                                        -----------------------
Total provision for income taxes                        $40.2   $ 56.9   $ 35.0
                                                        =======================

Cr. = Credit

The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 were as follows:

                                                                  December 31
                                                                ---------------
Dollars in millions                                               1996     1995
-------------------------------------------------------------------------------
Deferred tax assets, excluding postretirement benefits other than pensions:
    NOL and tax credit carryforwards                            $ 16.1   $ 16.2
    Other deductible temporary differences                        25.3     27.9
                                                                ---------------
Deferred tax assets                                               41.4     44.1
                                                                ---------------
Deferred tax liabilities:
    Fixed asset basis difference                                  37.6     37.2
    Other taxable temporary differences                            2.7     17.2
                                                                ---------------
Deferred tax liabilities                                          40.3     54.4
                                                                ---------------
Net deferred tax asset (liability), excluding postretirement
  benefits other than pensions                                     1.1    (10.3)
FASB Statement No. 106 impact (postretirement benefits other
  than pensions)                                                  50.4     49.4
                                                                ---------------
Net deferred tax asset                                          $ 51.5   $ 39.1
                                                                ===============


                  --------------------------------------------------------------

                                     Ryerson Tull, Inc. and Subsidiary Companies
                  (A Majority-Owned Subsidiary of Inland Steel Industries, Inc.)


For tax purposes, the company had, at December 31, 1996, approximately $43 million of NOL carryforwards available for regular federal income tax purposes, expiring as follows: $8 million in 2005, $21 million in 2006, $7 million in 2007, $6 million in 2008 and $1 million in 2011. Additionally, in conjunction with the Alternative Minimum Tax ("AMT") rules, the company had available AMT credit carryforwards for tax purposes of approximately $1 million, which may be used indefinitely to reduce regular federal income taxes.

     The company believes that it is more likely than not that all of the NOL carryforwards will be utilized prior to their expiration. This belief is based upon the factors discussed below.

     The NOL carryforwards and existing deductible temporary differences (excluding those relating to FASB Statement No. 106) are substantially offset by existing taxable temporary differences reversing within the carryforward period. Furthermore, any such recorded tax benefits that would not be so offset are expected to be realized by continuing to achieve future profitable operations.

     Subsequent to the adoption of FASB Statement No. 109, the company adopted FASB Statement No. 106 and recognized the entire transition obligation at January 1, 1992 as a cumulative effect charge in 1992. At December 31, 1996, the deferred tax asset related to the company's FASB Statement No. 106 obligation was $50.4 million. To the extent that future annual charges under FASB Statement No. 106 continue to exceed deductible amounts, this deferred tax asset will continue to grow. Thereafter, even if the company should have a tax loss in any year in which the deductible amount would exceed the financial statement expense, the tax law provides for a 15-year carryforward period of that loss. Because of the extremely long period that is available to realize these future tax benefits, a valuation allowance for this deferred tax asset is not necessary.

     Total income taxes reflected in the Statement of Income differ from the amounts computed by applying the federal tax rate as follows:

                                         Year ended December 31
                                         ----------------------
Dollars in millions                        1996    1995    1994
---------------------------------------------------------------
Federal income tax provision
  computed at statutory tax
  rate of 35%                            $ 36.2  $ 50.9  $ 30.9
     Additional taxes or credits from:
        State and local income
           taxes, net of federal
           income tax effect                3.0     4.5     2.5
        All other, net                      1.0     1.5     1.6
                                         ----------------------
Total income tax provision               $ 40.2  $ 56.9  $ 35.0
                                         ======================

Note 11: Related Party Transactions

The company sells products to and purchases products from related companies at prevailing market prices. These transactions were as follows:

                                         Year ended December 31
                                         ----------------------
Dollars in millions                        1996    1995    1994
---------------------------------------------------------------
Net product sales                        $ 15.2  $ 15.7  $ 10.7
Net product purchases                    $202.2  $176.6  $184.1
                                         ----------------------

     Administrative expenses covering management, financial and legal services provided to the company were charged to the company by ISI. Such charges totaled $6.4 million in 1996, $6.8 million in 1995 and $7.4 million in 1994.

     Prior to June 1996, the company's cash was periodically transferred to ISI under a corporatewide cash management program. Funds transferred to ISI were supported by interest-bearing notes receivable. Interest, at prevailing prime market rates, was charged on all intercompany loans between the company and ISI. There was $1.5 million of net intercompany interest income in 1996, $3.9 million of net intercompany interest income in 1995, and no net intercompany interest expense in 1994.

     Effective June 1996, while ISI continues to perform cash management activities on behalf of the company, the company's cash is no longer transferred to ISI and is maintained and invested separately from ISI's cash.

Note 12: Investment in Unconsolidated Joint Venture

Effective June 1, 1996, as a result of a capital contribution from ISI to the company, Inland Industries de Mexico and its 50 percent-owned Ryerson de Mexico joint venture became part of the company. The contribution increased both investments in joint ventures and capital in excess of par value by $18.9 million. Ryerson de Mexico is a materials distribution joint venture operated in Mexico and is accounted for under the equity method.

Note 13: Commitments and Contingencies

The company has noncancellable operating leases for which future minimum rental commitments are estimated to total $40.5 million, including approximately $11.2 million in 1997, $10.1 million in 1998, $8.9 million in 1999, $5.3 million in 2000, $3.2 million in 2001 and $1.8 million thereafter.

     Rental expense under operating leases totaled $15.7 million in 1996 and $15.9 million in 1995 and 1994.

     Ryerson is the guarantor of $106.2 million at year-end 1996 of the ISI Thrift Plan ESOP Notes. The notes are payable in installments through July 2004.

     There are various claims and pending actions against the company. The amount of liability, if any, for these claims and actions at December 31, 1996 is not determinable but, in the opinion of management, such liability, if any, will not have a materially adverse effect on the company's financial position or results of operations.

Note 14: Subsequent Event

On February 13, 1997, the company purchased Thypin Steel Co., Inc. ("Thypin"), a distributor and processor of carbon and stainless steel products, for $120 million in cash. The company also assumed $23 million in existing Thypin debt.


                                      27